Filed Pursuant to Rule 433

Registration No. 333-185163

February 17, 2015

AmerisourceBergen Corporation

3.250% Senior Notes Due 2025

4.250% Senior Notes Due 2045

Pricing Term Sheet

Issuer:	AmerisourceBergen Corporation

Format:	SEC Registered

Trade Date:	February 17, 2015

Settlement Date:	February 20, 2015 (T+3)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:

Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

Security Description:	3.250% Senior Notes due 2025	4.250% Senior Notes due 2045

Principal Amount:	$500,000,000	$500,000,000

Coupon:	3.250%	4.250%

Maturity:	March 1, 2025	March 1, 2045

Offering Price:	99.465%	99.813%

Yield to Maturity:	3.313%	4.261%

Spread to Treasury:	117 basis points	152 basis points

Benchmark Treasury Issue:	2.000% due February 15, 2025	3.000% due November 15, 2044

Benchmark Treasury Price:	98-23	105-07+

Benchmark Treasury Yield:	2.143%	2.741%

Ratings:	Baa2 (Moody’s) / A- (S&P)	Baa2 (Moody’s) / A- (S&P)

Interest Pay Dates:	March 1 and September 1	March 1 and September 1

Beginning:	September 1, 2015	September 1, 2015

Optional Redemption:	Make-whole call at T+20 basis points Par call on or after December 1, 2024 (the date that is three months prior to maturity)	Make-whole call at T+25 basis points Par call on or after September 1, 2044 (the date that is six months prior to maturity)

Change of Control Triggering Event Put:	101% of principal amount plus accrued interest to the date of purchase	101% of principal amount plus accrued interest to the date of purchase

Mandatory Redemption Upon Acquisition Termination:	101% of principal amount plus accrued interest to the redemption date	101% of principal amount plus accrued interest to the redemption date

CUSIP:	03073E AM7	03073E AN5

ISIN:	US03073EAM75	US03073EAN58

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed an automatic shelf registration statement, including a prospectus dated November 27, 2012 (File No. 333-185163), and a preliminary prospectus supplement dated February 17, 2015 with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.